Exhibit 99.4   Press Release



PRESS RELEASE
January 18,2000                  For further information contact:
                                 David M. Bradley
                                 Chairman, President and Chief Executive Officer
                                 North Central Bancshares, Inc.
                                 825 Central Avenue  PO Box 1237
                                 Fort Dodge, Iowa 50501
                                 515-576-7531

            NORTH CENTRAL BANCSHARES, INC. ANNOUNCES FOURTH QUARTER
                          AND YEAR END 1999 EARNINGS
                                (Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company"), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned $0.43 diluted earnings per share for the fourth quarter of 1999, compared to diluted earnings per share of $0.36 for the fourth quarter of 1998, an increase of 19.4%. In dollars, the Company earned $981,000 for the fourth quarter of 1999, compared to $1,089,000 for the fourth quarter of 1998. For the year ended December 31, 1999, the Company's net earnings were $4.2 million, or diluted earnings per share of $1.60, as compared to $4.4 million, or diluted earnings per share of $1.40, for the corresponding period a year ago, an increase in diluted earnings per share of 14.3%.

Total assets at December 31, 1999 were $367.4 million as compared to $336.7 million at December 31, 1998. The increase in assets resulted primarily from increases in loans and premises and equipment, offset by a decrease in cash. Cash decreased $3.1 million, or 19.0%, from $15.6 million at December 31, 1998 to $12.7 million at December 31, 1999. Loans increased by $32.8 million, or
12.9 %, to $286.8 million at December 31, 1999 from $254.0 million at December 31, 1998. Premises and equipment increased $1.7 million, or 48.1%, to $5.4 million at December 31, 1999 from $3.6 million at December 31, 1998.

Deposits increased $24.3 million, or 9.9%, to $271.0 million at December 31, 1999 from $246.7 million at December 31, 1998. Other borrowed funds increased $16.9 million, or 43.5%, to $55.7 million at December 31, 1999 from $38.8 million at December 31, 1998.

On January 30, 1998, the Bank completed the acquisition of Valley Financial Corp., headquartered in Burlington, Iowa. The acquisition resulted in the merger of Valley Financial's wholly owned subsidiary, Valley Savings Bank, FSB, into First Federal Savings Bank of Iowa. Valley Savings was a federally-charted stock savings bank with three branch offices located in southeastern Iowa, with assets of approximately $110 million.

The acquisition was accounted for as a purchase transaction and therefore, the operating results of the former offices of Valley Savings Bank are included in the 1998 operating results of the Company only from the date of acquisition through December 31, 1998. Therefore, the comparison between periods is significantly impacted by this acquisition.

                                   - MORE -

The unaudited pro forma consolidated statement of income for the year ended December 31, 1998, presented in this press release is based on the historical financial statements of the Company and Valley Financial and was prepared as if the acquisition had occurred as of the beginning of the period for the purposes of the combined consolidated statement of income.

The pro forma financial statement of income is not necessarily indicative of the results of operations that might have occurred had the acquisition taken place at the beginning of the period, or to project the Company' results of operations at any future date or for any future period.

Nonperforming assets were 0.20% of total assets as of December 31, 1999 compared to 0.34% of total assets as of December 31, 1998. The allowance for loan losses was $2.8 million or 0.95% of total loans at December 31, 1999, compared to $2.7 million or 1.03% of total loans at December 31, 1998.

The net interest spread for the year ended December 31, 1999 of 2.86% was increased from the pro forma net interest spread of 2.81% for the year ended December 31, 1998. The net interest margin for the year ended December 31, 1999 of 3.35% was a decrease from the pro forma net interest margin of 3.46% for the year ended December 31, 1998. Net interest income for the year ended December 31, 1999 was $11.0 million, compared to pro forma net interest income of $10.9 million for the corresponding period a year ago.

The Bank's provision for loan losses was $120,000 for the year ended December 31, 1999, compared to a pro forma provision for loan loss of $210,000 for the corresponding period a year ago. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

Stockholders' equity was $38.1 million at December 31, 1999, compared to $48.2 million at December 31, 1998. Book value, or stockholders' equity, per share at December 31, 1999 was $16.86 and was $16.26 at December 31, 1998. The ratio of stockholders' equity to total assets was 10.4% at December 31, 1999, as compared to 14.3% for the corresponding date in 1998.

Stockholders of record on December 20, 1999, received a quarterly cash dividend of $0.10 per share on January 6, 2000.

The Bank opened a newly constructed 3,000 square foot branch office on June 1, 1999 in Perry, Iowa in Dallas County. Also on October 1, 1999, the Bank began construction on a new 8,000 square foot branch office in Ames, Iowa. When completed during the summer of 2000, the Bank's current Ames branch office will relocate to this new site.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Perry, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact:  David M. Bradley, President, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition


(Dollars in Thousands, except per share and share data)    December 31, 1999   December 31, 1998
                                                           ------------------  ------------------
Assets
  Cash and cash equivalents                                       $    12,669         $    15,637
  Securities available for sale                                        49,693              49,883
  Loans (net of allowance of loan loss of $2.8
   million and $2.7 million, respectively)                            286,838             254,032
  Goodwill                                                              5,915               6,388
  Other assets                                                         12,318              10,750
                                                                  -----------         -----------

       Total Assets                                               $  367,433          $  336,690
                                                                  ==========          ==========
Liabilities
  Deposits                                                        $  271,031          $  246,690
  Other borrowed funds                                                55,715              38,832
  Other liabilities                                                    2,560               2,961
                                                                  ----------          ----------
       Total Liabilities                                             329,306             288,483

Stockholders' Equity                                                  38,127              48,207
                                                                  ----------          ----------

  Total Liabilities and Stockholders' Equity                      $  367,433          $  336,690
                                                                  ==========          ==========

Stockholders' equity to total assets                                   10.38%              14.32%
                                                                  ==========          ==========

Book value per share                                              $    16.86          $    16.26
                                                                  ==========          ==========

Total shares outstanding                                           2,261,742           2,964,449
                                                                  ==========          ==========

Condensed Consolidated Statements of Income

(Dollars in Thousands, except per share data)

                                                                       For the Three Months             For the Year
                                                                        Ended December 31,            Ended December 31,
                                                                       1999         1998              1999          1998
                                                                      -------      -------          --------       -------
Interest income                                                        $6,455       $6,041           $24,556       $23,602
Interest expense                                                        3,778        3,387            13,604        12,869
                                                                       ------       ------           -------       -------
   Net interest income                                                  2,677        2,654            10,952        10,733
Provision for loan loss                                                    30           30               120           210
                                                                       ------       ------           -------       -------
   Net interest income after provision for loan loss                    2,647        2,624            10,832        10,523
Noninterest income                                                        959        1,125             4,002         3,864
Gain on the sale of securities available for sale                          --           --                61            51
Noninterest expense                                                     2,115        2,055             8,454         7,572
   Income before income taxes                                          ------       ------           -------       -------
                                                                        1,491        1,694             6,441         6,866
Income taxes                                                              510          605             2,241         2,481
                                                                       ------       ------           -------       -------
   Net income                                                          $  981       $1,089           $ 4,200       $ 4,385
                                                                       ======       ======           =======       =======

Basic earnings per share                                               $ 0.44       $ 0.37             $1.63         $1.44
                                                                       ======       ======           =======       =======
Diluted earnings per share                                             $ 0.43       $ 0.36             $1.60         $1.40
                                                                       ======       ======           =======       =======

Selected Financial Ratios

                                                                        For the Three Months           For the Year
                                                                        Ended December 31,           Ended December 31,
                                                                         1999         1998          1999         1998
                                                                       --------     --------      --------     ---------
Performance ratios: Actual
   Net interest spread                                                   2.79%        2.80%         2.86%        2.81%
   Net interest margin                                                   3.11%        3.38%         3.35%        3.50%
   Return on average assets                                              1.07%        1.30%         1.21%        1.35%
   Return on average equity                                             10.07%        8.77%         9.51%        8.73%
   Efficiency ratio (noninterest expense divided by the
     sum of net interest income before provision for
     loan losses plus noninterest income)                               58.17%       54.39%        56.30%       51.69%

Condensed Consolidated Statements of Income

                                                                      For the Year
                                                                    Ended December 31,
                                                                Actual            Pro Forma*
                                                                 1999               1998
                                                               --------           ---------
Interest income                                                 $24,556             $24,224
Interest expense                                                 13,604              13,319
                                                                -------             -------
Net interest income                                              10,952              10,905
Provision for loan loss                                             120                 210
                                                                -------             -------
     Net interest income after provision for loan loss           10,832              10,695
Noninterest income                                                4,002               3,917
Gain on the sale of securities available for sale                    61                  51
Noninterest expense                                               8,454               7,978
                                                                -------             -------
     Income before income taxes                                   6,441               6,685
Income taxes                                                      2,241               2,440
                                                                -------             -------
     Net income                                                 $ 4,200             $ 4,245
                                                                =======             =======

*See explanatory note below.

Selected Financial Ratios


                                                                         For the Year
                                                                       Ended December 31,
                                                                  Actual             Pro Forma *
                                                                   1999                 1998
                                                                  -------              -------
Performance ratios
Net interest spread                                                 2.86%                2.81%
Net interest margin                                                 3.35%                3.46%
Return on average assets                                            1.21%                1.27%
Return on average equity                                            9.51%                8.45%
Efficiency ratio (noninterest expense divided by the
  sum of net interest income before provision for
  loan losses plus noninterest income)                             56.30%               53.64%

*See explanatory note below.



*Pro Forma Consolidated Condensed Statement of Income (Unaudited)

The above unaudited pro forma consolidated statement of income presented is based on the historical financial statements of the Company and Valley Financial. The unaudited pro forma consolidated statement of income for the year ended December 31, 1998 was prepared as if the acquisition had occurred as of the beginning of the respective period for purposes of the combined consolidated statement of income.

The pro forma financial statements are not necessarily indicative of the results of operations that might have occurred had the acquisition taken place at the beginning of the period, or to project the Company' results of operations at any future date or for any future period.